Exhibit 99.1

PPDAI Group Inc. Reports First Quarter 2018 Unaudited Financial Results

SHANGHAI, May 15, 2018 /PRNewswire/ – PPDAI Group Inc. (“PPDAI,” “Paipaidai,” or the “Company”) (NYSE: PPDF), a leading online consumer finance marketplace in China, today announced its unaudited financial results for the first quarter ended March 31, 2018.

	As of
	March 31, 2017	December 31, 2017	March 31, 2018
Cumulative registered users[1] (’000)	40,027	65,409	71,424
Cumulative number of borrowers[2] (’000)	5,066	10,518	11,282
Cumulative number of individual investors[3]	411,456	559,760	581,977

	For the Three Months Ended		YoY Change
	March 31, 2017	March 31, 2018
Number of unique borrowers[4] (’000)	2,571	2,501	-2.7%
Loan origination volume[5] (RMB, million)	10,543	12,349	17.1%
Repeat borrowing rate[6] (%)	66.1%	78.7%	19.1%
Average loan size[7] (RMB)	2,455	3,066	24.9%

First Quarter 2018 Financial and Operating Highlights

•	Operating revenues increased by 37.1% to RMB916.8 million (US$146.2 million) in the first quarter of 2018 from RMB668.5 million in the same period of 2017.
•	Loan facilitation service fees increased by 22.8% to RMB620.8million (US$99.0 million) in the first quarter of 2018 from RMB505.3 million in the same period of 2017.
•	Post-facilitation service fees increased by 166.0% to RMB227.2 million (US$36.2 million) in the first quarter of 2018 from RMB85.4 million in the same period of 2017.
•	Non-GAAP adjusted operating income increased by 47.5% to RMB414.7 million (US$66.1 million) for the first quarter of 2018 from RMB281.2 million in the same period of 2017.
•	Cumulative registered users[1] reached 71.4 million as of March 31, 2018.
•	Cumulative number of borrowers[2] reached 11.3 million as of March 31, 2018.
•	Cumulative number of individual investors[3] reached 581,977 as of March 31, 2018.
•	Number of unique borrowers[4] was 2.5 million for the first quarter of 2018, representing a slight decrease of 2.7% from the same period of 2017.
•	Loan origination volume[5] was RMB12.3 billion for the first quarter of 2018, representing an increase of 17.1% from the same period of 2017.
•	Average loan tenure[8] was 9.3 months for the first quarter of 2018.

[1]	On a cumulative basis, number of users registered on PPDAI platform as of March 31, 2018.
[2]	On a cumulative basis, number of borrowers whose loans were funded on or prior to March 31, 2018.
[3]	On a cumulative basis, number of individual investors who have made at least one investment in loans on or prior to March 31, 2018.
[4]	Represents the total number of borrowers whose loans on PPDAI platform were funded during the period presented.
[5]	Represents the loan origination volume generated during the period presented.
[6]	Represents percentage of loan volume generated by repeat borrowers who have successfully borrowed on PPDAI platform before.
[7]	Represents the average loan size on PPDAI platform during the period presented.
[8]	Represents the average loan tenure period on PPDAI platform during the period presented.

Mr. Jun Zhang, the Chairman and the Chief Executive Officer of PPDAI, commented, “We are pleased to kick off 2018 fiscal year by achieving an operating revenue growth of 37.1% on a year-over-year basis, as well as achieving significant improvement in operating efficiencies in the first quarter of 2018. Our strong profitability clearly demonstrates the resilience of our core business model despite the changes in the operating and regulatory environment during the past few months. With delinquency trends improving and volume growth resuming since March, we are confident the consumer lending market in China will continue to present significant growth opportunities for PPDAI.

“We are committed to driving the expansion of our core business and also investing in new avenues of growth. One of those avenues is capitalizing on our proprietary technological capabilities, massive data sets and accumulated expertise garnered throughout our 11-year operating history to provide a suite of cutting-edge technologies as a service to third party financial services providers. As a pioneer and industry leader, we are dedicated to delivering the most innovative technology solutions in China’s consumer finance market.” concluded Mr. Zhang.

Mr. Simon Ho, the Chief Financial Officer of PPDAI, added, “During the quarter, we remained focused on enhancing operating efficiencies and increasing profitability as well as implementing operational adjustments to ensure regulatory compliance. Notably, we achieved non-GAAP adjusted operating income growth of 47.5% year-over-year and a healthy non-GAAP operating margin of 43.9%. We believe our scalable operations and advanced technology platform position us well to capture increasing opportunities as market conditions improve while also ensuring we maintain regulatory compliance.”

Accounting Policy Change

Effective  January 1, 2018, PPDAI adopted the new revenue recognition policy, ASC 606 — Revenue from Contracts with Customers, using the modified retrospective method in accordance with US GAAP (“ASC 606”). As a result of adopting ASC 606, the Company recognized the cumulative effect of initially applying the revenue standard as an increase of approximately RMB176.0 million to the opening balances of retained earnings, and the Company also recognized an increase in revenue of approximately RMB170.0 million (US$27.1 million). These adjustments primarily arose from the timing of revenue recognition for transaction fees collected in monthly instalments related to our loan products being recognized earlier under ASC 606. The Company provides the loan facilitation services and post-facilitation services as multiple derivable arrangements.  Under ASC 605, transaction fees collected in monthly instalments are considered contingent and, therefore, are not allocable to different deliverables until the contingency is resolved (i.e. upon receipt of the monthly transaction fee). Upon adoption of ASC 606, revenue is recognized upon successful matching of borrowers and investors using the total consideration estimated to be received and allocated to the different performance obligations based upon their relative fair value. Other significant changes relate to timing of revenue recognition for the accounting management fee of certain investment programs. The Company begins to recognize revenue from account management fee from certain types of investment programs over the term of the investment programs, which is substantially within twelve months, rather than waiting until the maturity of the investment program, generally twelve months after the date of issuance of the investment program.

The ASC 606 revenue recognition standard also considers certain loan collection fees as variable consideration related to loan facilitation and post-facilitation performance obligations, and therefore  loan collection fees of RMB110.3 million (US$17.6 million) have been allocated from other revenues to loan facilitation and post-facilitation service fees in the first quarter of 2018.

First Quarter 2018 Financial Results

Operating revenues for the first quarter of 2018 increased by 37.1% to RMB916.8 million (US$146.2 million) from RMB668.5 million in the same period of 2017, primarily due to the increase in loan facilitation service fees, post-facilitation service fees and other revenues as a result of an increase in loan origination volume. As a result of the adoption of the ASC 606, revenue is generally recognized earlier in the life of the contract. For the three months ended March 31, 2018, the impact of applying the new revenue standard resulted in an increase in revenue of approximately RMB170.0 million (US$27.1 million).

Loan facilitation service fees increased by 22.8% to RMB620.8 million (US$99.0 million) for the first quarter of 2018 from RMB505.3 million in the same period of 2017, primarily due to an increase in loan origination volume on the Company’s platform and the adoption of  ASC 606 new revenue recognition standard effective January 1, 2018. Loan collection fees of RMB83.1 million (US$13.3 million) have been allocated from other revenues to loan facilitation services fees related to the adoption of ACS 606. The average rate of transaction fees charged to borrowers was 6.32% in the period, compared to 6.24% in the fourth quarter of 2017 and 6.95% in the first quarter of 2017.

Post-facilitation service fees increased significantly by 166.0% to RMB227.2 million (US$36.2 million) for the first quarter of 2018 from RMB85.4 million in the same period of 2017, primarily due to the increase in loan origination volume, the rolling impact of deferred transaction fees and the adoption of ASC 606 effective January 1, 2018. Loan collection fees of RMB27.2 million (US$4.3 million) have been allocated from other revenue to post facilitation service fees related to the adoption of ASC 606.

Other revenue decreased by 11.5% to RMB68.8 million (US$11.0 million) for the first quarter of 2018 from RMB77.8 million in the same period of 2017, primarily due to the adoption of ASC 606 from January 1, 2018, offset by an increase in management fees from investment programs that invest in loans protected by the quality assurance fund.

Net interest income and loan provision losses for the first quarter of 2018 was a gain of RMB27.0 million (US$4.3 million), compared to a gain of RMB0.5 million in the same period of 2017, mainly due to the increased number of trusts we set up in 2017 for the purpose of serving institutional investors.

Origination and servicing expenses increased by 42.5% to RMB247.1 million (US$39.4 million) for the first quarter of 2018 from RMB173.4 million in the same period of 2017, primarily due to the increase in headcount related costs.

Sales and marketing expenses increased by 10.1% to RMB151.1 million (US$24.1 million) for the first quarter of 2018 from RMB137.2 million in the same period of 2017, primarily due to the increase in expenses associated with (i) online customer acquisition, which mainly include expenses paid to internet marketing channels for online advertising and search engine marketing, as well as to certain websites that give PPDAI access to quality borrowers, and (ii) enhancing brand image.

General and administrative expenses increased by 88.7% to RMB145.5 million (US$23.2 million) for the first quarter of 2018 from RMB77.1 million in the same period of 2017, primarily due to the increase in staff costs. General and administrative expenses for the period included share-based compensation of RMB14.7 million (US$2.3 million).

Operating income increased by 42.3% to RMB400.1 million (US$63.8 million) for the first quarter of 2018 from RMB281.2 million in the same period of 2017.

Non-GAAP adjusted operating income, which excludes share-based compensation before tax, was RMB414.7 million (US$66.1 million), representing an increase of 47.5% from RMB281.2 million in the same period of 2017.

Other income was RMB132.1 million (US$21.1 million) for the first quarter of 2018, compared with RMB209.2 million in the same period of 2017. Other income primarily consisted of a RMB59.7 million (US$9.5 million) gain from the quality assurance fund resulting from increase in loans facilitated on the Company’s platform that are protected by the quality assurance fund, and a gain of RMB71.5 million (US$11.4 million) from fair value change of financial guarantee derivatives due to an improvement in the expected default rate for loans invested by outstanding investment programs protected by the investor reserve funds, a realized loss of RMB45.2 million (US$7.2 million) from financial guarantee derivatives due to the amount of investment programs maturing during the period. The Company re-evaluates the fair value of outstanding guarantee derivatives at each balance sheet date to reflect the views of market participants on the expected default rate based on the latest market changes. For the first quarter of 2018, RMB7.8 billion of loans facilitated on the Company’s platform were protected by the quality assurance fund.

Income tax expenses were RMB94.6 million (US$15.1 million) for the first quarter of 2018, compared with RMB73.6 million in the same period of 2017.

Net profit increased by 5.0% to RMB437.6 million (US$69.8 million) for the first quarter of 2018 from RMB416.8 million in the same period of 2017.

Net profit attributable to ordinary shareholders of the Company was RMB439.0 million (US$70.0 million) for the first quarter of 2018, compared with net loss attributable to ordinary shareholders of RMB285.1 million in the same period of 2017 due to the accretion losses on the Company’s Series A, B and C preferred shares in the first quarter of 2017.

As of March 31, 2018, the Company had cash and cash equivalents of RMB1,476.2 million (US$235.3 million) and short-term investments mainly in wealth management products of RMB2,261.9 million (US$360.6 million).

The total balance of the quality assurance fund, which includes restricted cash of RMB1,163.6 million (US$185.5 million) and the quality assurance fund receivable of RMB1,325.3 million (US$211.3 million), was equivalent to 19.0% of the total outstanding loans protected by the quality assurance fund.

The following table provides the delinquency rates for all outstanding loans on the Company’s platform as of the respective dates indicated.

As of	15-29 days	30-59 days	60-89 days	90-119 days	120-149 days	150-179 days
March 31, 2015	0.79%	1.75%	1.10%	1.01%	0.87%	0.67%
June 30, 2015	0.88%	1.06%	0.67%	0.54%	0.89%	0.67%
September 30, 2015	0.67%	0.89%	0.61%	0.54%	0.44%	0.35%
December 31, 2015	0.80%	0.93%	0.51%	0.49%	0.39%	0.32%
March 31, 2016	0.62%	0.93%	0.72%	0.61%	0.48%	0.32%
June 30, 2016	0.82%	1.01%	0.63%	0.43%	0.47%	0.44%
September 30, 2016	0.83%	1.11%	0.80%	0.63%	0.49%	0.39%
December 31, 2016	0.63%	0.91%	0.75%	0.79%	0.69%	0.57%
March 31, 2017	0.57%	0.95%	0.79%	0.59%	0.54%	0.51%
June 30, 2017	0.86%	1.11%	0.79%	0.51%	0.55%	0.52%
September 30, 2017	0.89%	1.40%	1.15%	1.02%	0.79%	0.60%
December 31, 2017	2.27%	2.21%	1.72%	1.63%	1.36%	1.20%
March 31, 2018	0.87%	2.11%	2.43%	3.83%	2.29%	1.89%

The following chart and table display the historical cumulative 30-day plus past due delinquency rates by loan origination vintage for all continuing loan products facilitated through the Company’s online marketplace.

	Month on Book
Vintage	2nd	3rd	4th	5th	6th	7th	8th	9th	10th	11th	12th
2015Q1	1.95%	2.75%	3.46%	3.98%	4.36%	4.58%	4.67%	4.69%	4.73%	4.76%	4.74%
2015Q2	1.74%	2.66%	3.38%	3.75%	4.02%	4.15%	4.30%	4.38%	4.45%	4.46%	4.46%
2015Q3	1.46%	2.13%	2.70%	3.15%	3.47%	3.68%	3.77%	3.85%	3.93%	4.01%	4.02%
2015Q4	1.54%	2.27%	2.88%	3.17%	3.53%	3.77%	3.97%	4.12%	4.26%	4.32%	4.33%
2016Q1	1.00%	1.57%	2.21%	2.82%	3.33%	3.77%	4.09%	4.33%	4.45%	4.57%	4.59%
2016Q2	1.75%	2.49%	3.21%	3.77%	4.17%	4.39%	4.59%	4.76%	4.88%	4.94%	4.96%
2016Q3	1.67%	2.45%	2.96%	3.47%	3.87%	4.11%	4.27%	4.44%	4.59%	4.70%	4.77%
2016Q4	1.29%	2.07%	2.66%	3.15%	3.59%	3.97%	4.32%	4.62%	4.88%	5.07%	5.18%
2017Q1	1.20%	2.01%	2.68%	3.32%	3.87%	4.33%	4.68%	4.98%	5.33%	5.61%	5.80%
2017Q2	1.72%	2.89%	3.81%	4.55%	5.14%	5.78%	6.32%	6.79%	—	—	—
2017Q3	1.82%	2.93%	4.08%	5.16%	6.13%	—	—	—	—	—	—
2017Q4	2.51%	4.12%	—	—	—	—	—	—	—	—	—

Business Outlook

PPDAI currently expects total loan volume for the fiscal year 2018 to be in the range of RMB70 billion to RMB80 billion. This forecast is PPDAI’s current and preliminary view, which is subject to changes.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 15, 2018 (8:00 PM Beijing/Hong Kong time on May 15, 2018).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “PPDAI Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.ppdai.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until May 22, 2018, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10120252

About PPDAI Group Inc.

PPDAI is a leading online consumer finance marketplace in China with strong brand recognition. Launched in 2007, the Company is the first online consumer finance marketplace in China connecting borrowers and investors. As a pioneer in China’s online consumer finance marketplace, the Company benefits from both its early-mover advantages and the invaluable data and experience accumulated throughout multiple complete loan lifecycles. The Company’s platform, empowered by its proprietary, cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience, as evidenced by the rapid growth of the Company’s user base and loan origination volume. As of March 31, 2018, the Company had over 71 million cumulative registered users.

For more information, please visit http://ir.ppdai.com.

Use of Non-GAAP Financial Measures

We use Non-GAAP operating income, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted operating income help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that adjusted operating income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted operating income is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net (loss)/income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this Non-GAAP financial measure, please see the table captioned "Reconciliations of GAAP and Non-GAAP results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB RMB6.2726 to US$1.00, the rate in effect as of March 30, 2018 as certified for customs purposes by the Federal Reserve Bank of New York. https://www.federalreserve.gov/releases/h10/20180402/

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and PPDAI does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

PPDAI Group Inc.

Jimmy Tan / Sally Huo

Tel: +86 (21) 8030 3200-8601

E-mail: ir@ppdai.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6200

E-mail: paipaidai@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Alan Wang

Tel: +1-212-481-2050

E-mail: paipaidai@tpg-ir.com

PPDAI GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of March 31,
	2017	2018
	RMB	RMB	USD
Assets
Cash and cash equivalents	1,891,131	1,476,238	235,347
Restricted cash	2,392,573	2,563,707	408,715
Short-term investments	1,958,910	2,261,907	360,601
Available for sale securities	3,377	3,250	518
Quality assurance fund receivable	1,152,769	1,325,312	211,286
Intangible asset	63,760	63,760	10,165
Property, equipment and software, net	108,248	113,683	18,124
Loans and receivables, net of allowance for loan losses	681,794	656,670	104,689
Investment in equity investees	8,857	12,814	2,043
Accounts receivable	17,773	340,306	54,253
Deferred tax assets	128,361	81,185	12,943
Contract asset	-	43,660	6,961
Other assets	145,699	166,251	26,504
Goodwill	50,411	50,676	8,079
Total assets	8,603,663	9,159,419	1,460,228

Liabilities and Shareholders’ Equity
Liabilities:
Payable to platform users	1,113,966	1,241,020	197,848
Quality assurance fund payable	2,062,844	2,280,623	363,585
Deferred revenue	265,094	-	-
Payroll and welfare payable	156,831	103,874	16,560
Taxes payable	257,143	210,328	33,531
Provision for payment to investor reserve fund investor	107,660	107,660	17,164
Short-term borrowing loan	-	52,110	8,308
Funds payable to investors of consolidated trusts	502,641	407,341	64,940
Contract liability	-	151,823	24,204
Due to related party	11,972	5,097	813
Deferred tax liabilities	15,940	15,940	2,541
Accrued expenses and other liabilities	211,614	178,501	28,457
Financial guarantee derivative	215,770	144,239	22,995
Total liabilities	4,921,475	4,898,556	780,946

Shareholders’ equity:
Paid in capital	100	100	16
Additional paid-in capital	5,951,044	5,965,722	951,076
Treasury stock	-	(8,765)	(1,397)
Statutory reserves	55,090	55,090	8,783
Accumulated other comprehensive income/(loss)	14,917	(26,379)	(4,205)
Accumulated deficit	(2,398,984)	(1,783,444)	(284,324)
Total PPDai Group Inc. shareholders’ equity	3,622,167	4,202,324	669,949
Non-controlling interest	60,021	58,539	9,333
Total shareholders' equity	3,682,188	4,260,863	679,282

Total liabilities and shareholders’ equity	8,603,663	9,159,419	1,460,228

PPDAI GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended March 31,
	2017	2018
	RMB	RMB	USD

Operating revenues:
Loan facilitation service fees	505,344	620,809	98,972
Post-facilitation service fees	85,398	227,164	36,215
Other revenue	77,770	68,807	10,969
Total operating revenues	668,512	916,780	146,156
Net interest income/(expense) and loan provision losses	465	26,991	4,303
Net revenues	668,977	943,771	150,459
Operating expenses:
Origination and servicing expense-related party	(15,937)	(25,333)	(4,039)
Origination and servicing expense	(157,469)	(221,766)	(35,355)
Sales and marketing expenses	(137,207)	(151,063)	(24,083)
General and administrative expenses	(77,118)	(145,539)	(23,202)
Total operating expenses	(387,731)	(543,701)	(86,679)
Other income:
Gain from quality assurance fund	98,783	59,743	9,524
Realized gain/(loss) from financial guarantee derivatives	63,561	(45,222)	(7,210)
Fair value change of financial guarantee derivatives	43,345	71,530	11,404
Other income, net	3,469	46,028	7,339
Profit before income tax expense	490,404	532,149	84,837
Income tax expenses	(73,604)	(94,585)	(15,079)
Net profit	416,800	437,564	69,758

Net loss attributable to non-controlling interest shareholders	-	(1,482)	(236)
Net profit attributable to PPDai Group Inc.	416,800	439,046	69,994
Series A preferred shares	(280,010)	-	-
Series B preferred shares	(204,264)	-	-
Series C preferred shares	(217,638)	-	-
Net profit/(loss) attributable to ordinary shareholders	(285,112)	439,046	69,994
Net profit attributable to PPDai Group Inc.	416,800	439,046	69,994
Foreign currency translation adjustment, net of nil tax	8,335	(41,296)	(6,584)
Comprehensive income/(loss)	425,135	397,750	63,410
Weighted average number of ordinary shares used in computing net income/(loss) per share
Basic	665,000,000	1,503,034,952	1,503,034,952
Diluted	665,000,000	1,623,915,472	1,623,915,472
Income/(loss) per share -Basic	(0.4287)	0.2921	0.0466
Income/(loss) per ADS-Basic	(2.1437)	1.4605	0.2328
Income/(loss) per share -Diluted	(0.4287)	0.2704	0.0431
Income/(loss) per ADS-Diluted	(2.1437)	1.3518	0.2155

PPDAI GROUP INC.

UNAUDITED Reconciliation of GAAP And Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended March 31,
	2017	2018
	RMB	RMB	USD

Net Revenues	668,977	943,771	150,459
Less: total operating expenses	(387,731)	(543,701)	(86,679)
Operating Income	281,246	400,070	63,780
Less: Expected discretionary payment to IRF investors	-	-	-
Add: share-based compensation expenses	-	14,678	2,340
Non-GAAP adjusted operating income	281,246	414,748	66,120